As filed with the Securities and
Exchange Commission on October 30, 2003.              Registration No. 333-_____
================================================================================


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                              TARRANT APPAREL GROUP
             (Exact Name of Registrant as Specified in Its Charter)

           CALIFORNIA                                           95-4181026
  (State or Other Jurisdiction                               (I.R.S. Employer
of Incorporation or Organization)                           Identification No.)

                         3151 EAST WASHINGTON BOULEVARD
                          LOS ANGELES, CALIFORNIA 90023
                                 (323) 780-8250
    (Address, Including Zip Code, and Telephone Number, Including Area Code,
                  of Registrant's Principal Executive Offices)

                      GERARD GUEZ, CHIEF EXECUTIVE OFFICER
                         3151 EAST WASHINGTON BOULEVARD
                          LOS ANGELES, CALIFORNIA 90023
                                 (323) 780-8250
       (Name, Address, Including Zip Code, and Telephone Number, Including
                        Area Code, of Agent for Service)

                                   COPIES TO:
                             John J. McIlvery, Esq.
                         Stubbs Alderton & Markiles, LLP
                       15821 Ventura Boulevard, Suite 525
                            Encino, California 91436
                                 (818) 444-4500

         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement.

         If the only securities on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]
         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
         If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                         CALCULATION OF REGISTRATION FEE
================================================================================
                                          Proposed       Proposed
                                          Maximum        Maximum
Title of Each Class                       Offering       Aggregate     Amount Of
   of Securities        Amount To Be       Price         Offering   Registration
 To Be Registered       Registered(1)    Per Unit(2)      Price          Fee
--------------------------------------------------------------------------------
Common Stock, no par
  value, issuable upon
  conversion of Series
  A Convertible
  Preferred Stock.....    8,817,320        $3.94        $34,740,241    $2,811
--------------------------------------------------------------------------------
Common Stock, no par
  value...............    1,724,000        $3.94         $6,792,560      $550
--------------------------------------------------------------------------------
Common Stock, no par
  value, issuable upon
  exercise of warrants      881,732        $3.94         $3,474,024      $281
--------------------------------------------------------------------------------
TOTAL.................   11,423,052                     $45,006,825    $3,642
================================================================================
(1) In the event of a stock split, stock dividend, or similar transaction involving the Registrant's Common Stock, in order to prevent dilution, the number of shares registered shall automatically be increased to cover the additional shares in accordance with Rule 416(a) under the Securities Act.
(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act on the basis of the average high and low prices of the Registrant's Common Stock reported on the NASDAQ Stock Market on October 27, 2003.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE TIME UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                    SUBJECT TO COMPLETION - OCTOBER 30, 2003

                                   PROSPECTUS

                              TARRANT APPAREL GROUP

                        11,423,052 SHARES OF COMMON STOCK
                               ($0.001 par value)

                                   ----------


         This prospectus relates to the offer and sale from time to time of up to 11,423,052 shares of our common stock that are held by the shareholders named in the "Selling Shareholders" section of this prospectus. The shares of our common stock offered pursuant to this prospectus were originally issued to the selling shareholders pursuant to the conversion of convertible preferred stock, pursuant to the exercise of warrants to purchase common stock, or pursuant to arms-length negotiated transactions.

         The prices at which the selling shareholders may sell the shares in this offering will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any of the proceeds from the sale of the shares. We will bear all expenses of registration incurred in connection with this offering. The selling shareholders whose shares are being registered will bear all selling and other expenses.

         Our common stock is traded on the NASDAQ National Market System under the symbol "TAGS." On October 27, 2003, the last reported sale price of the common stock on the NASDAQ National Market System was $4.06 per share.

         SEE "RISK FACTORS" BEGINNING ON PAGE 4 TO READ ABOUT THE RISKS YOU SHOULD CONSIDER CAREFULLY BEFORE BUYING SHARES OF OUR COMMON STOCK.

                                   ----------


         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                                   ----------


                  The date of this prospectus is ______________

                                TABLE OF CONTENTS

                                                                            PAGE

PROSPECTUS SUMMARY.............................................................3

RISK FACTORS...................................................................4

FORWARD-LOOKING STATEMENTS....................................................10

USE OF PROCEEDS...............................................................10

SELLING SHAREHOLDERS..........................................................11

PLAN OF DISTRIBUTION..........................................................19

WHERE YOU CAN FIND MORE INFORMATION...........................................20

LEGAL MATTERS.................................................................21

EXPERTS.......................................................................21

                               PROSPECTUS SUMMARY

ABOUT TARRANT APPAREL GROUP

         Tarrant Apparel Group is a leading provider of apparel, serving specialty retailers, mass merchandisers and department store chains and major international brands located primarily in the United States by designing, merchandising, contracting for the manufacture of, and selling primarily casual, moderately-priced apparel for women, men and children. Our major customers include specialty retailers, such as Limited Stores and Express, both of which are divisions of The Limited, as well as Lane Bryant, Lerner New York, Abercrombie & Fitch, J.C. Penney, K-Mart, Kohl's, Mervyns, Sears and Wal-Mart. Our products are manufactured in a variety of woven and knit fabrications and include jeans wear, casual pants, t-shirts, shorts, blouses, shirts and other tops, dresses and jackets.

ABOUT THE OFFERING

         This prospectus may be used only in connection with the resale by the selling shareholders of up to 11,423,052 shares of our common stock.

         We will not receive any proceeds from the sale of the shares of common stock offered by the selling shareholders using this prospectus. On October 27, 2003 we had 18,597,443 shares of common stock outstanding.

CORPORATE INFORMATION

         We were incorporated in California in September 1988. Our executive offices are located at 3151 East Washington Boulevard, Los Angeles, California 90023, and our telephone number is (323) 780-8250. Information on our website, www.tags.com, does not constitute part of this prospectus.

                                  RISK FACTORS

         YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISKS BEFORE YOU DECIDE TO BUY OUR COMMON STOCK. THE RISKS AND UNCERTAINTIES DESCRIBED BELOW ARE THE MATERIAL ONES FACING OUR COMPANY. IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCUR, OUR BUSINESS, FINANCIAL CONDITION OR RESULTS OF OPERATIONS WOULD LIKELY SUFFER. IF THIS OCCURS, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE, AND YOU MAY LOSE ALL OR PART OF THE MONEY YOU PAID TO BUY OUR COMMON STOCK.

RISKS ASSOCIATED WITH THIS OFFERING

INSIDERS OWN A SIGNIFICANT PORTION OF OUR COMMON STOCK, WHICH COULD LIMIT OUR SHAREHOLDERS' ABILITY TO INFLUENCE THE OUTCOME OF KEY TRANSACTIONS.

         As of September 30, 2003, our executive officers and directors and their affiliates owned approximately 44.4% of the outstanding shares of our common stock. Gerard Guez, our Chief Executive Officer and Chairman, and Todd Kay, our President and Vice Chairman, alone own approximately 30.1% and 13.8%, respectively, of the outstanding shares of our common stock at September 30, 2003. Additionally, Jamil Textil, S.A. de C.V., a selling shareholder, owned approximately 9.3% of the outstanding shares of our common stock at September 30, 2003. Accordingly, these shareholders have the ability to affect the outcome of, or exert considerable influence over, all matters requiring shareholder approval, including the election and removal of directors and any change in control. This concentration of ownership of our common stock could have the effect of delaying or preventing a change of control of us or otherwise discouraging or preventing a potential acquirer from attempting to obtain control of us. This, in turn, could have a negative effect on the market price of our common stock. It could also prevent our shareholders from realizing a premium over the market prices for their shares of common stock.

WE HAVE ADOPTED A NUMBER OF ANTI-TAKEOVER MEASURES THAT MAY DEPRESS THE PRICE OF OUR COMMON STOCK.

         Our ability to issue additional shares of preferred stock and some provisions of our articles of incorporation and bylaws could make it more difficult for a third party to make an unsolicited takeover attempt of us. These anti-takeover measures may depress the price of our common stock by making it more difficult for third parties to acquire us by offering to purchase shares of our stock at a premium to its market price.

OUR STOCK PRICE HAS BEEN VOLATILE.

         Our common stock is quoted on the NASDAQ National Market System, and there can be substantial volatility in the market price of our common stock. The market price of our common stock has been, and is likely to continue to be, subject to significant fluctuations due to a variety of factors, including quarterly variations in operating results, operating results which vary from the expectations of securities analysts and investors, changes in financial estimates, changes in market valuations of competitors, announcements by us or our competitors of a material nature, loss of one or more customers, additions or departures of key personnel, future sales of common stock and stock market price and volume fluctuations. In addition, general political and economic conditions such as a recession, or interest rate or currency rate fluctuations may adversely affect the market price of our common stock.

         In addition, the stock market in general has experienced extreme price and volume fluctuations that have affected the market price of our common stock. Often, price fluctuations are unrelated to operating performance of the specific companies whose stock is affected. In the past, following periods of volatility in the market price of a company's stock, securities class action litigation has occurred against the issuing company. If we were subject to this type of litigation in the future, we could incur substantial costs and a diversion of our management's attention and resources, each of which could have a material adverse effect on our revenue and earnings. Any adverse determination in this type of litigation could also subject us to significant liabilities.

ABSENCE OF DIVIDENDS COULD REDUCE OUR ATTRACTIVENESS TO YOU.

         Some investors favor companies that pay dividends, particularly in general downturns in the stock market. We have not declared or paid any cash dividends on our common stock. We currently intend to retain any future earnings for funding growth, and we do not currently anticipate paying cash dividends on our common stock in the foreseeable future. Additionally, we cannot pay dividends on our common stock unless the terms of our bank credit facilities and outstanding preferred stock, if any, permit the payment of dividends on our common stock. Because we may not pay dividends, your return on this investment likely depends on your selling our stock at a profit.

RISKS RELATED TO OUR BUSINESS

WE DEPEND ON A GROUP OF KEY CUSTOMERS FOR A SIGNIFICANT PORTION OF OUR SALES. A SIGNIFICANT ADVERSE CHANGE IN A CUSTOMER RELATIONSHIP OR IN A CUSTOMER'S FINANCIAL POSITION COULD HARM OUR BUSINESS AND FINANCIAL CONDITION.

         Affiliated stores owned by The Limited (including Limited Stores and Express) accounted for approximately 12.2% and 7.9% of our net sales for the first six months of 2003 and 2002, respectively. Lane Bryant accounted for 13.0% and 23.2% of our net sales for the first six months of 2003 and 2002, respectively. Lerner New York accounted for 6.3% and 9.2% of our net sales for the first six months of 2003 and 2002, respectively. We believe that consolidation in the retail industry has centralized purchasing decisions and given customers greater leverage over suppliers like us, and we expect this trend to continue. If this consolidation continues, our net sales and results of operations may be increasingly sensitive to deterioration in the financial condition of, or other adverse developments with, one or more of our customers.

         While we have long-standing customer relationships, we do not have long-term contracts with any of them, including The Limited. As a result, purchases generally occur on an order-by-order basis, and the relationship, as well as particular orders, can generally be terminated by either party at any time. A decision by a major customer, whether motivated by competitive considerations, financial difficulties, and economic conditions or otherwise, to decrease its purchases from us or to change its manner of doing business with us, could adversely affect our business and financial condition. In addition, during recent years, various retailers, including some of our customers, have experienced significant changes and difficulties, including consolidation of ownership, increased centralization of purchasing decisions, restructurings, bankruptcies and liquidations.

         These and other financial problems of some of our retailers, as well as general weakness in the retail environment, increase the risk of extending credit to these retailers. A significant adverse change in a customer relationship or in a customer's financial position could cause us to limit or discontinue business with that customer, require us to assume more credit risk relating to that customer's receivables, limit our ability to collect amounts related to previous purchases by that customer, or result in required prepayment of our receivables securitization arrangements, all of which could harm our business and financial condition.

FAILURE TO MANAGE OUR GROWTH AND EXPANSION COULD IMPAIR OUR BUSINESS.

         Since our inception, we have experienced periods of rapid growth. No assurance can be given that we will be successful in maintaining or increasing our sales in the future. Any future growth in sales will require additional working capital and may place a significant strain on our management, management information systems, inventory management, production capability, distribution facilities and receivables management. Any disruption in our order processing, sourcing or distribution systems could cause orders to be shipped late, and under industry practices, retailers generally can cancel orders or refuse to accept goods due to late shipment. Such cancellations and returns would result in a reduction in revenue, increased administrative and shipping costs and a further burden on our distribution facilities.

OUR OPERATING RESULTS MAY FLUCTUATE SIGNIFICANTLY.

         We have experienced, and expect to continue to experience, substantial variations in our net sales and operating results from quarter to quarter. We believe that the factors which influence this variability of quarterly results include the timing of our introduction of new product lines, the level of consumer acceptance of each new product line, general economic and industry conditions that affect consumer spending and retailer purchasing, the availability of manufacturing capacity, the seasonality of the markets in which we participate, the timing of trade shows, the product mix of customer orders, the timing of the placement or cancellation of customer orders, the weather, transportation delays, quotas, the occurrence of charge backs in excess of reserves and the timing of expenditures in anticipation of increased sales and actions of competitors. Due to fluctuations in our revenue and operating expenses, we believe that period-to-period comparisons of our results of operations are not a good indication of our future performance. It is possible that in some future quarter or quarters, our operating results will be below the expectations of securities analysts or investors. In that case, our stock price could fluctuate significantly or decline.

INCREASES IN THE PRICE OF RAW MATERIALS OR THEIR REDUCED AVAILABILITY COULD INCREASE OUR COST OF SALES AND DECREASE OUR PROFITABILITY.

         The principal raw material used in our apparel is cotton. The price and availability of cotton may fluctuate significantly, depending on a variety of factors, including crop yields, weather, supply conditions, government regulation, economic climate and other unpredictable factors. Any raw material price increases could increase our cost of sales and decrease our profitability unless we are able to pass higher prices on to our customers. Moreover, any decrease in the availability of cotton could impair our ability to meet our production requirements in a timely manner.

THE SUCCESS OF OUR BUSINESS DEPENDS UPON OUR ABILITY TO OFFER INNOVATIVE AND UPGRADED PRODUCTS.

         The apparel industry is characterized by constant product innovation due to changing consumer preferences and by the rapid replication of new products by competitors. As a result, our success depends in large part on our ability to continuously develop, market and deliver innovative products at a pace and intensity competitive with other manufacturers in our segments. In addition, we must create products that appeal to multiple consumer segments at a range of price points. Any failure on our part to regularly develop innovative products and update core products could:

         o limit our ability to differentiate, segment and price our products;

         o        adversely  affect  retail  and  consumer   acceptance  of  our
                  products; and

         o        limit sales growth.

         The increasing importance of product innovation in apparel requires us to strengthen our internal research and commercialization capabilities, to rely on successful commercial relationships with third parties such as fiber, fabric and finishing providers and to compete and negotiate effectively for new technologies and product components.

THE FINANCIAL CONDITION OF OUR CUSTOMERS COULD AFFECT OUR RESULTS OF OPERATIONS.

         Certain retailers, including some of our customers, have experienced in the past, and may experience in the future, financial difficulties, which increase the risk of extending credit to such retailers and the risk that financial failure will eliminate a customer entirely. These retailers have attempted to improve their own operating efficiencies by concentrating their purchasing power among a narrowing group of vendors. There can be no assurance that we will remain a preferred vendor for our existing customers. A decrease in business from or loss of a major customer could have a material adverse effect on our results of operations. There can be no assurance that our factor will approve the extension of credit to certain retail customers in the future. If a customer's credit is not approved by the factor, we could assume the collection risk on sales to the customer itself, require that the customer provide a letter of credit, or choose not to make sales to the customer.

THE SUCCESS OF OUR BUSINESS DEPENDS ON OUR ABILITY TO ATTRACT AND RETAIN QUALIFIED EMPLOYEES.

         We need talented and experienced personnel in a number of areas including our core business activities. Our success is dependent upon strengthening our management depth across our business at a rapid pace. An inability to retain and attract qualified personnel or the loss of any of our current key executives could harm our business. Our ability to attract and retain qualified employees is adversely affected by the Los Angeles location of our corporate headquarters due to the high cost of living in the Los Angeles area.

WE DEPEND ON OUR COMPUTER AND COMMUNICATIONS SYSTEMS.

         As a multi-national corporation, we rely on our computer and communication network to operate efficiently. Any interruption of this service from power loss, telecommunications failure, weather, natural disasters or any similar event could have a material adverse affect on our business and operations. Additionally, hackers and computer viruses have disrupted operations at many major companies. We may be vulnerable to similar acts of sabotage, which could have a material adverse effect on our business and operations.

WE MAY REQUIRE ADDITIONAL CAPITAL IN THE FUTURE.

         We may not be able to fund our future growth or react to competitive pressures if we lack sufficient funds. Currently, we believe we have sufficient cash on hand and cash available through our bank credit facilities, issuance of long-term debt, proceeds from loans from affiliates, and proceeds from the exercise of stock options to fund existing operations for the foreseeable future. However, in the future we may need to raise additional funds through equity or debt financings or collaborative relationships. This additional funding may not be available or, if available, it may not be available on economically reasonable terms. In addition, any additional funding may result in significant dilution to existing shareholders. If adequate funds are not available, we may be required to curtail our operations or obtain funds through collaborative partners that may require us to release material rights to our products.

OUR BUSINESS IS SUBJECT TO RISKS ASSOCIATED WITH IMPORTING PRODUCTS.

         Substantially all of our import operations are subject to tariffs imposed on imported products and quotas imposed by trade agreements. In addition, the countries in which our products are manufactured or imported may from time to time impose additional new quotas, duties, tariffs or other restrictions on our imports or adversely modify existing restrictions. Adverse changes in these import costs and restrictions, or our suppliers' failure to comply with customs or similar laws, could harm our business. We cannot assure that future trade agreements will not provide our competitors with an advantage over us, or increase our costs, either of which could have an adverse effect on our business and financial condition.

         Our operations are also subject to the effects of international trade agreements and regulations such as the North American Free Trade Agreement, and the activities and regulations of the World Trade Organization. Generally, these trade agreements benefit our business by reducing or eliminating the duties and/or quotas assessed on products manufactured in a particular country. However, trade agreements can also impose requirements that adversely affect our business, such as limiting the countries from which we can purchase raw materials and setting quotas on products that may be imported into the United States from a particular country. In addition, the World Trade Organization may commence a new round of trade negotiations that liberalize textile trade by further eliminating quotas or reducing tariffs. The elimination of quotas on World Trade Organization member countries by 2005 and other effects of these trade agreements could result in increased competition from developing countries, which historically have lower labor costs, including China and Taiwan, both of which recently became members of the World Trade Organization. This potential increase in competition from developing countries is one of the several reasons why we have determined to lease our manufacturing operations in Mexico.

         Our ability to import products in a timely and cost-effective manner may also be affected by problems at ports or issues that otherwise affect transportation and warehousing providers, such as labor disputes. These problems could require us to locate alternative ports or warehousing providers to avoid disruption to our customers. These alternatives may not be available on short notice or could result in higher transit costs, which could have an adverse impact on our business and financial condition.

OUR DEPENDENCE ON INDEPENDENT MANUFACTURERS REDUCES OUR ABILITY TO CONTROL THE MANUFACTURING PROCESS, WHICH COULD HARM OUR SALES, REPUTATION AND OVERALL PROFITABILITY.

         We depend on independent contract manufacturers to secure a sufficient supply of raw materials and maintain sufficient manufacturing and shipping capacity in an environment characterized by declining prices, continuing cost pressure and increased demands for product innovation and speed-to-market. This dependence could subject us to difficulty in obtaining timely delivery of products of acceptable quality. In addition, a contractor's failure to ship products to us in a timely manner or to meet the required quality standards could cause us to miss the delivery date requirements of our customers. The failure to make timely deliveries may cause our customers to cancel orders, refuse to accept deliveries, impose non-compliance charges through invoice deductions or other charge-backs, demand reduced prices or reduce future orders, any of which could harm our sales, reputation and overall profitability. We do not have material long-term contracts with any of our independent contractors and any of these contractors may unilaterally terminate their relationship with us at any time. To the extent we are not able to secure or maintain relationships with independent contractors that are able to fulfill our requirements, our business would be harmed.

         Although we monitor the compliance of our independent contractors with applicable labor laws, we do not control our contractors or their labor practices. The violation of federal, state or foreign labor laws by one of the our contractors could result in our being subject to fines and our goods that are manufactured in violation of such laws being seized or their sale in interstate commerce being prohibited. From time to time, we have been notified by federal, state or foreign authorities that certain of our contractors are the subject of investigations or have been found to have violated applicable labor laws. To date, we have not been subject to any sanctions that, individually or in the aggregate, have had a material adverse effect on our business, and we are not aware of any facts on which any such sanctions could be based. There can be no assurance, however, that in the future we will not be subject to sanctions as a result of violations of applicable labor laws by our contractors, or that such sanctions will not have a material adverse effect on our business and results of operations. In addition, certain of our customers, including The Limited, require strict compliance by their apparel manufacturers, including us, with applicable labor laws and visit our facilities often. There can be no assurance that the violation of applicable labor laws by one of our contractors will not have a material adverse effect on our relationship with our customers.

OUR BUSINESS IS SUBJECT TO RISKS OF OPERATING IN A FOREIGN COUNTRY AND TRADE RESTRICTIONS.

         Approximately 92% of our products were imported from outside the U.S. in the second quarter of 2003, and most of our fixed assets are located in Mexico. We are subject to the risks associated with doing business and owning fixed assets in foreign countries, including, but not limited to, transportation delays and interruptions, political instability, expropriation, currency fluctuations and the imposition of tariffs, import and export controls, other non-tariff barriers (including changes in the allocation of quotas) and cultural issues. Any changes in those countries' labor laws and government regulations may have a negative effect on our profitability.

WE CANNOT GUARANTEE THAT OUR FUTURE ACQUISITIONS WILL BE SUCCESSFUL.

         In the future, we may seek to continue our growth through acquisition. We compete for acquisition and expansion opportunities with companies which have significantly greater financial and management resources than us. There can be no assurance that suitable acquisition or investment opportunities will be identified, that any of these transactions can be consummated, or that, if acquired, these new businesses can be integrated successfully and profitably into our operations. These acquisitions and investments may also require a significant allocation of resources, which will reduce our ability to focus on the other portions of our business, including many of the factors listed in the prior risk factor.

RISKS ASSOCIATED WITH OUR INDUSTRY

OUR SALES ARE HEAVILY INFLUENCED BY GENERAL ECONOMIC CYCLES.

         Apparel is a cyclical industry that is heavily dependent upon the overall level of consumer spending. Purchases of apparel and related goods tend to be highly correlated with cycles in the disposable income of our consumers. Our customers anticipate and respond to adverse changes in economic conditions and uncertainty by reducing inventories and canceling orders. As a result, any substantial deterioration in general economic conditions, increases in interest rates, acts of war, terrorist or political events that diminish consumer spending and confidence in any of the regions in which we compete, could reduce our sales and adversely affect our business and financial condition. This has been underscored by the events of September 11, 2001 and the war in the Middle East.

OUR BUSINESS IS HIGHLY COMPETITIVE AND DEPENDS ON CONSUMER SPENDING PATTERNS.

         The apparel industry is highly competitive. We face a variety of competitive challenges including:

         o anticipating and quickly responding to changing consumer demands;

         o developing innovative, high-quality products in sizes, colors and styles that appeal to consumers of varying age groups and tastes;

         o competitively pricing our products and achieving customer perception of value; and

         o        providing strong and effective marketing support.

WE MUST SUCCESSFULLY GAUGE FASHION TRENDS AND CHANGING CONSUMER PREFERENCES TO SUCCEED.

         Our success is largely dependent upon our ability to gauge the fashion tastes of our customers and to provide merchandise that satisfies retail and customer demand in a timely manner. The apparel business fluctuates according to changes in consumer preferences dictated in part by fashion and season. To the extent, we misjudge the market for our merchandise, our sales may be adversely affected. Our ability to anticipate and effectively respond to changing fashion trends depends in part on our ability to attract and retain key personnel in our design, merchandising and marketing staff. Competition for these personnel is intense, and we cannot be sure that we will be able to attract and retain a sufficient number of qualified personnel in future periods.

OUR BUSINESS IS SUBJECT TO SEASONAL TRENDS.

         Historically, our operating results have been subject to seasonal trends when measured on a quarterly basis. This trend is dependent on numerous factors, including the markets in which we operate, holiday seasons, consumer demand, climate, economic conditions and numerous other factors beyond our control. There can be no assurance that our historic operating patterns will continue in future periods as we cannot influence or forecast many of these factors.



                           FORWARD-LOOKING STATEMENTS

         This prospectus contains statements that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Exchange Act of 1934, both as amended. These forward-looking statements are subject to various risks and uncertainties. The forward-looking statements include, without limitation, statements regarding our future business plans and strategies and our future financial position or results of operations, as well as other statements that are not historical. You can find many of these statements by looking for words like "will", "may", "believes", "expects", "anticipates", "plans" and "estimates" and for similar expressions. Because forward-looking statements involve risks and uncertainties, there are many factors that could cause the actual results to differ materially from those expressed or implied. These include, but are not limited to, economic conditions. Any forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those projected in this prospectus, for the reasons, among others, described in the Risk Factors section beginning on page 4. You should read the Risk Factors section carefully, and should not place undue reliance on any forward-looking statements, which speak only as of the date of this prospectus. We undertake no obligation to release publicly any updated information about forward-looking statements to reflect events or circumstances occurring after the date of this prospectus or to reflect the occurrence of unanticipated events.



                                 USE OF PROCEEDS

         The proceeds from the sale of each selling shareholder's common stock will belong to that selling shareholder. We will not receive any proceeds from such sales.

         In an October 2003 private placement, we sold 881,732 shares of our Series A Convertible Preferred Stock at a price per share of $38.00 for net proceeds to us of approximately $31.1 million after payment of placement agent fees and expenses. Of these proceeds, we immediately used approximately $25.5 million to pay current liabilities, and we presently intend to use the balance for general working capital purposes.

                              SELLING SHAREHOLDERS

DENIM MILL ACQUISITION

         In May 1999, we acquired specified assets of a denim mill located in Puebla, Mexico from Jamil Textil, S.A. de C.V., a selling shareholder, and certain other sellers. The purchase price consisted of $22.0 million in cash and the issuance to Jamil Textil of 1,724,000 shares of our common stock valued at $45.3 million.

CONVERTIBLE PREFERRED STOCK FINANCING

         In October 2003, we sold shares of our Series A Convertible Preferred Stock to the following investors: Apogee Fund, L.P.; Thomas & Barbara Asarch; Atlas Capital (Q.P.) L.P.; Atlas Capital Management Master Fund, Ltd.; Bellfield Capital Partners, L.P.; Bernard C. Byrd, Jr., TTEE, Bernard C. Byrd Rev. Trust; IRA FBO Frederick Brenckmann; Bristol Investment Fund, Ltd.; Barbara Hunt Crow; Estate of John Drury, Don Sanders, Executor; Flyline Holdings, Ltd.; Bill Haak & Johnnie S. Haak; William Herbert Hunt Trust Estate, James W. Beavers, Trustee; Incline Capital, L.P.; Tom and Nancy Juda Living Trust; Brian Kuhn; LAD Investments; Lossett Family Trust; John S. Lemak; Gregory S. Lewis, Cathy Selig, Custodian; Roger C. Lewis; Leonard Olim; Robert Pedlow; The Pinnacle Fund, L.P.; IRA FBO Melton R. Pipes; Precept Capital Master Fund, G.P.; RAM Trading, Ltd.; Brad D. Sanders; Bret D. Sanders; Christine M. Sanders; Laura K. Sanders; IRA FBO Don A. Sanders; IRA FBO Katherine U. Sanders; Sanders Opportunity Fund, L.P.; Sanders Opportunity Fund (Institutional), L.P.; Sandor Capital Master Fund, L.P.; Cathy Selig; Stephen S. Selig, Benjamin Blake Selig III, Custodian; William A. Solemene; Southwell Partners, L.P.; Susan Sanders Todd; Paul Tate & Laura M. Tate TIC; Walker Smith Capital Master Fund; Walker Smith International Fund, Ltd.; Eric Glen Weir; Lisa Dawn Weir; SEP FBO Don Weir; Westpark Capital, L.P.; Robert Wilensky; WS Opportunity Fund International, Ltd.; WS Opportunity Master Fund; and Robert J. Zappia. Each investor is a selling shareholder. Pursuant to the terms of the subscription agreements, we sold to the selling shareholders an aggregate of 881,732 shares of our Series A Convertible
Preferred Stock at a price per share of $38.00 for gross proceeds to us of approximately $33,506,000 before commissions and expenses. Except as required by law, the preferred shares have no voting rights. Commencing March 1, 2004, each preferred share shall begin to accrue a quarterly dividend of $0.475 (as adjusted for stock dividends, combinations, splits or similar events), payable March 31, June 30, September 30, December 31 of each year with the first payment due June 30, 2004. In the event of a liquidation, dissolution or winding-up of the Company, the preferred shares will be entitled to receive, prior to any distribution on the common stock, a distribution equal to $38.00 per preferred share (as adjusted for stock dividends, combinations, splits or similar events) plus all accrued and unpaid dividends.

         Our Board of Directors has approved, contingent upon approval by our shareholders at a special meeting of shareholders, the issuance of up to 8,817,320 shares of our common stock upon conversion of the preferred shares by the selling shareholders. Approval of the issuance will be voted upon at our special meeting currently scheduled to occur on December 4, 2003. The preferred shares will not be convertible into common stock unless and until our shareholders approve the conversion. If the shareholders approve the conversion, each preferred share will be convertible, at the option of the holder, into 10 shares of our common stock (as adjusted for stock dividends, combinations, splits or similar events), for an aggregate of 8,817,320 shares of common stock. Additionally, if our shareholders approve the conversion, all preferred shares will mandatorily convert into common shares if holders of over 50% of the preferred shares elect to convert their shares into common shares. In connection with the October 2003 private placement financing, each of Gerard Guez, our Chairman and Chief Executive Officer, Todd Kay, our Vice-Chairman, and Jamil Textil, S.A. de C.V., a selling shareholder in this offering, entered into separate voting agreements with Sanders Morris Harris Inc., which acted as placement agent in the

October 2003 private placement and is a selling shareholder in this offering, pursuant to which each agreed to vote at the special meeting shares of our common stock held by them or their affiliates in favor of the conversion of the preferred shares into common shares. As of October 31, 2003, the record date for the special meeting of shareholders, Messrs. Guez and Kay and Jamil Textil beneficially own 30.1%, 13.8% and 9.3%, respectively, and 53.2% in the aggregate, of our issued and outstanding common stock.

         Sanders Morris Harris Inc., a selling shareholder, acted as placement agent in connection with the October 2003 private placement financing transaction. For their services as placement agent, we paid Sanders Morris Harris Inc. a fee equal to 7%, or approximately $2,345,000, of our gross proceeds from the financing. We also paid for the out-of-pocket expenses incurred by Sanders Morris Harris Inc. in an amount equal to $45,000. In addition, we issued to Sanders Morris Harris Inc. a warrant to purchase 881,732 shares of our common stock (which represented a number of shares of our common stock equal to 10% of the number of common shares that may be issued upon conversion of the preferred shares sold in the offering) at an exercise price of $4.65 per share. The warrant has a term of 5 years, and vests and becomes exercisable in full on April 17, 2004.

REGISTRATION RIGHTS

         In connection with the issuance of the common shares to Jamil Textil, S.A. de C.V., we granted Jamil Textil "piggyback" registration rights which entitles Jamil Textil to include for registration all or any part of the common stock it acquired in the denim mill transaction in certain eligible registration statements. Pursuant to these "piggyback" registration rights, Jamil Textil elected to include its common shares in the registration statement of which this prospectus is a part.

         In connection with the October 2003 private placement financing, we entered into a registration rights agreement with the investors. Pursuant to the registrant rights agreement, we agreed to file a registration statement on Form S-3 registering the resale by the investors of the shares of common stock to be issued upon conversion of their Preferred Shares) and to keep the registration statement effective until the later of one year and the date that all the common shares may be sold by the investors pursuant to Rule 144 promulgated under the Securities Act of 1933. This registration rights agreement also provides that if we do not register for resale the common shares by March 16, 2004, which date may be extended to April 14, 2004 in certain circumstances, then we must pay each of the investors a fee of 1.0% of the per share purchase price paid by such investor for each preferred share for each month after such date that the investor cannot publicly sell the common shares. Pursuant to this agreement, we filed the registration statement of which this prospectus is a part with the Securities and Exchange Commission to register for resale the shares of common stock, shares of common stock underlying the preferred shares, and the shares of common stock underlying the warrants, identified in this prospectus and owned by the selling shareholders.

OTHER MATERIAL RELATIONSHIPS WITH TARRANT APPAREL GROUP

         On December 31, 2002, our wholly-owned subsidiaries, Tarrant Mexico, S. de R.L. de C.V., and and Machrima Luxembourg International, Sarl, acquired a denim and twill manufacturing plant in Tlaxcala, Mexico, including all machinery and equipment used in the plant, and the outstanding equity securities of Inmobiliaria Cuadros, S.A. de C.V., which owns the the buildings and real estate on which the plant is located, from Trans Textil International, S.A. de C.V., Rosa Lisette Nacif Benavides, Gazi Nacif Borge, and Jorge Miguel Echevarria Vazquez. The purchase price for the machinery and equipment was paid by cancellation of $42 million in indebtedness owed by Trans Textil to Tarrant Mexico. The purchase price for the equity securities of Inmobiliaria consisted of a nominal cash payment to the Inmobiliaria shareholders of $500, and the subsequent repayment by us and our affiliates of approximately $34.7 million in indebtedness of Inmobiliaria to Kamel Nacif Borge, and affiliate of Trans Textil and Inmobiliaria, his daughter Rosa Lisette Nacif Benavides, and certain of their affiliates, which payment was made by: (i) delivery to Rosa Lisette Nacif Benavides of one hundred thousand shares of a newly created, non-voting Series A Preferred Stock of the Company, which shares were converted into three million shares of our common stock; (ii) delivery to Rosa Lisette Nacif Benavides of an ownership interest representing twenty-five percent of the voting power of and profit participation in Tarrant Mexico; and (iii) cancellation of approximately $14.9 million of indebtedness of Mr. Nacif and his affiliates.

         Kamel Nacif Borge is the beneficial owner of more than 5% of our outstanding common stock. Jamil Textil, S.A. de C.V., a selling shareholder controlled by Mr. Nacif, owns 1,724,000 shares of our common stock which have been included in the registration statement of which this prospectus is a part. Trans Textil, an entity controlled by Mr. Nacif and his family members, was initially commissioned by us to construct and develop the plant in December 1998. Subsequent to completion, Trans Textil purchased and/or leased the plant's manufacturing equipment from us and entered into a production agreement that gave us the first right to all production capacity of the plant. This production agreement included the option for us to purchase the facility and discontinue the production agreement with Trans Textil through September 30, 2002. We exercised the option and acquired the plant as described above.

         From time to time, we advanced funds to Mr. Nacif and his affiliates, and Mr. Nacif and such affiliates advanced funds to us. Immediately prior to the twill mill acquisition, Mr. Nacif and his affiliates owed us approximately $7.5 million, which indebtedness was cancelled as part of the repayment by
Inmobiliaria of indebtedness due Mr. Nacif and his affiliates. We no longer advance funds to Mr. Nacif.

         In October 2003, we entered into agreements to lease certain of our manufacturing facilities in Mexico, including the manufacturing equipment located therein, to entities affiliated with Mr. Nacif for a period of six years commencing on September 1, 2003. Pursuant to these agreements, we leased our twill mill in Tlaxcala, Mexico, and our apparel manufacturing facilities in Ajalpan, Mexico, and will receive a rental fee of $11 million per year. In connection with this transaction, we entered into a management services agreement pursuant to which the affiliates of Mr. Nacif also have agreed to manage the operations of our remaining facilities in Mexico. The term of the management services agreement is also for a period of six years. In addition, pursuant to a purchase commitment agreement, for a period of six years, we have agreed to purchase annually, 6 million yards of fabric manufactured at the the facilities leased and/or operated by Mr. Nacif's affiliates.

         Other than the transactions described above, we had no material relationship with any selling shareholder during the three years preceding the date of this prospectus.

SELLING SHAREHOLDERS TABLE

         The  following  table  sets  forth:   (1)  the  name  of  each  of  the
stockholders for whom we are registering shares under this registration statement; (2) the number of shares of our common stock beneficially owned by each such stockholder prior to this offering (including all shares of common stock issuable upon the exercise of warrants or the conversion of convertible preferred stock as described above, whether or not exercisable within 60 days of the date hereof); (3) the number of shares of our common stock offered by such stockholder pursuant to this prospectus; and (4) the number of shares, and (if one percent or more) the percentage of the total of the outstanding shares, of our common stock to be beneficially owned by each such stockholder after this offering, assuming that all of the shares of our common stock beneficially owned by each such stockholder and offered pursuant to this prospectus are sold and that each such stockholder acquires no additional shares of our common stock prior to the completion of this offering. Such data is based upon information provided by each selling stockholder.


                                                                                                     PERCENTAGE OF
                                                                 COMMON STOCK      COMMON STOCK      COMMON STOCK
                                              COMMON STOCK       BEING OFFERED      OWNED UPON        OWNED UPON
                                             OWNED PRIOR TO    PURSUANT TO THIS    COMPLETION OF     COMPLETION OF
                 NAME                         THE OFFERING        PROSPECTUS       THIS OFFERING    THIS OFFERING (1)
                 ----                         ------------        ----------       -------------    -----------------
Apogee Fund, L.P. (2).................              300,000            300,000                0                 --
Thomas & Barbara Asarch...............               13,160             13,160                0                 --
Atlas Capital (Q.P.) L.P. (3).........              337,500            337,500                0                 --
Atlas Capital Management Master Fund,
Ltd. (4)..............................            1,162,500          1,162,500                0                 --
Bellfield Capital Partners, L.P. (5)..               50,000             50,000                0                 --
Bernard C. Byrd, Jr., TTEE, Bernard
  C. Byrd Rev. Trust (6)..............               26,320             26,320                0                 --
IRA FBO Frederick Brenckmann -
   Pershing LLC, Custodian............               26,320             26,320                0                 --
Bristol Investment Fund, Ltd. (7).....              200,000            200,000                0                 --
Barbara Hunt Crow.....................              150,000            150,000                0                 --
Flyline Holdings, Ltd. (8)...........                57,500             57,500                0                 --
Bill Haak & Johnnie S. Haak...........                6,580              6,580                0                 --
William Herbert Hunt Trust Estate,
James W. Beavers, Trustee (9).........              350,000            350,000                0                 --
Incline Capital, L.P. (10)............              100,000            100,000                0                 --
Jamil Textil, S.A. de C.V. (11)......             1,724,000          1,724,000                0                 --
Tom and Nancy Juda Living Trust, Tom
Juda and Nancy Juda, Co-Trustees (12)               100,000            100,000                0                 --
Brian Kuhn............................               26,320             26,320                0                 --
LAD Investments (13)..................               15,000             15,000                0                 --
Estate of John Drury, Don Sanders,
Executor (14).........................               19,740             19,740                0                 --
John S. Lemak (15)....................               35,000             35,000                0                 --
Lossett Family Trust (16).............               26,320             26,320                0                 --
Gregory S. Lewis......................                6,580              6,580                0                 --
Roger C. Lewis, DDS...................                7,000              7,000                0                 --
Leonard Olim..........................               10,000             10,000                0                 --
Robert Pedlow.........................               26,320             26,320                0                 --
The Pinnacle Fund, L.P. (17)..........            2,000,000          2,000,000                0                 --
IRA FBO Melton R. Pipes - Pershing
   LLC, Custodian.....................                8,080              6,580            1,500                  *
Precept Capital Master
   Fund, G.P. (18)....................              575,000            375,000          200,000                  *


                                       14


RAM Trading, Ltd. (19)................              192,500            192,500                0                 --
Brad D. Sanders (20)..................                6,580              6,580                0                 --
Bret D. Sanders (21)..................                6,580              6,580                0                 --
Christine M. Sanders..................                6,580              6,580                0                 --
Laura K. Sanders......................                6,580              6,580                0                 --
IRA FBO Don A. Sanders - Pershing
   LLC, Custodian (22)................               78,950             78,950                0                 --
IRA FBO Katherine U. Sanders -
   Pershing LLC, Custodian............               39,480             39,480                0                 --
Sanders Morris Harris Inc. (23).......              881,732            881,732                0                 --
Sanders Opportunity Fund, L.P. (24)...               32,520             32,520                0                 --
Sanders Opportunity Fund
   (Institutional), L.P. (25).........               99,060             99,060                0                 --
Sandor Capital Master
   Fund, L.P. (26)....................               65,000             65,000                0                 --
Cathy Selig...........................               18,950             18,950                0                 --
Stephen S. Selig, Benjamin Blake Selig
III, Custodian........................                6,580              6,580                0                 --
William A. Solemene...................              200,000            200,000                0                 --
Southwell Partners, L.P. (27).........            1,250,000          1,250,000                0                 --
Susan Sanders Todd....................                6,580              6,580                0                 --
Paul Tate & Laura M. Tate TIC.........                6,580              6,580                0                 --
Walker Smith Capital Master
   Fund (28)..........................              273,800            273,800                0                 --
Walker Smith International
   Fund, Ltd. (29)....................              266,200            266,200                0                 --
Eric Glen Weir........................                6,580              6,580                0                 --
Lisa Dawn Weir........................                6,580              6,580                0                 --
SEP FBO Don Weir - Pershing LLC,
   Custodian (30).....................               19,740             19,740                0                 --
Westpark Capital, L.P. (31)...........              300,000            300,000                0                 --
Robert Wilensky.......................               15,000             15,000                0                 --
WS Opportunity Fund
   International, Ltd. (32)...........              147,200            147,200                0                 --
WS Opportunity Master
  Fund (33)...........................              312,800            312,800                0                 --
Robert J. Zappia, Trustee.............               13,160             13,160                0                 --
TOTAL                                            11,624,552         11,423,052          201,500                  *


                                       15


----------
*     Less than one percent (1%).

(1) Percentage ownership is based upon 27,414,763 shares of Common Stock of the Registrant issued and outstanding as of the date of this prospectus.

(2) Emmett Murphy, President of Apogee Fund, L.P., exercises voting and investment authority over the shares held by this selling shareholder.

(3) The general partner of Atlas Capital (Q.P.), L.P. is Atlas Capital Management, L.P. ("ACM"). The general partner of ACM is RHA, Inc., of which Robert H. Alpert is the President. By virtue of his position, Mr. Alpert exercises voting and investment authority over the shares held by this selling shareholder.

(4) The outstanding shares of Atlas Capital Management Master Fund, Ltd. are owned by Atlas Capital Offshore Fund, Ltd., the director of which is Robert S. Alpert, and Atlas Capital, L.P, its general partner. The general partner of Atlas Capital, L.P. is RHA, Inc., of which Robert H. Alpert is the President. By virtue of his position, Mr. Alpert exercises voting and investment authority over the shares held by this selling shareholder.

(5) David F. Brigante, the general partner of Bellfield Capital Partners, L.P., exercises voting and investment authority over the shares held by this selling shareholder.

(6) Bernard C. Byrd, Jr., trustee of the Bernard C. Byrd, Jr. Revocable Trust, exercises voting and investment authority over the shares held by this selling shareholder.

(7) Paul Kessler, managing member of the investment manager to Bristol Investment Fund, Ltd., exercises voting and investment authority over the shares held by this selling shareholder.

(8) W. Forrest Tempel, a director of Flyline Holdings, Ltd., exercises voting and investment authority over the shares held by this selling shareholder.

(9) James W. Beavers, trustee of the William Herbert Hunt Trust Estate, exercises voting and investment authority over the shares held by this selling shareholder.

(10) Mark Hood, the manager of Incline Capital, L.P., exercises voting and investment authority over the shares held by this selling shareholder.

(11) Kamel Nacif Borge is a principal shareholder and President of Jamil Textil and in such role may be deemed to beneficially own shares held by Jamil Textil, and thereby exercise voting and investment authority over the shares held by this selling shareholder. Mr. Nacif disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. Information regarding the beneficial ownership of Jamil Textil is taken from a Schedule 13G as filed on March 27, 2003.

(12) Tom Juda and Nancy Juda, co-trustees of the Tom and Nancy Juda Living Trust, exercise voting and investment authority over the shares held by this selling shareholder. Tom Juda is an employee of Sanders Morris Harris, Inc., a registered broker/dealer and member of the NASD. These securities were purchased and are held in the ordinary course of business for the personal account of the Tom and Nancy Juda Living Trust.

(13)  Leonard  Olim,  a  partner  of  LAD  Investments,   exercises  voting  and
      investment authority over the shares held by this selling shareholder.

(14) Don Sanders, the Executor of the Estate of John Drury, exercises voting and investment authority over the shares held by this selling shareholder. Mr. Sanders is the Chairman of Sanders Morris Harris Inc., which is a registered broker/dealer and is a member of the NASD. These securities were purchased and are held in the ordinary course of business for the Estate of John Drury.

(15) John S. Lemak is an affiliate of Williams Financial Group, which is an NASD member. These securities were purchased and are held in the ordinary course of business for the personal account of John S. Lemak.

(16) Ronald D Lossett and Cheryl N. Lossett, trustees of the Lossett Family Trust, exercise voting and investment authority over the shares held by this selling shareholder.

(17) Barry M. Kitt, general partner of Pinnacle Advisers, L.P., the general partner of The Pinnacle Fund, L.P., exercises voting and investment authority over the shares held by this selling shareholder.


                                       16


(18) Precept Capital Management, L.P. has the sole voting power with respect to these securities as agent and attorney-in-fact of Precept Capital Master Fund, G.P., of which the general partner is Precept Management, LLC. D. Blair Baker, President and Chief Executive Officer of Precept Management, LLC., exercises voting and investment authority over the shares held by this selling shareholder.

(19) James R. Park, Vice President of Ritchie Capital Management, LLC, the investment advisor to RAM Trading, Ltd., exercises voting and investment authority over the shares held by this selling shareholder.

(20) Brad D. Sanders is an employee of Sanders Morris Harris, Inc., a registered broker/dealer and member of the NASD. These securities were purchased and are held in the ordinary course of business for the personal account of Brad D. Sanders.

(21) Bret D. Sanders is an employee of Sanders Morris Harris, Inc., a registered broker/dealer and member of the NASD. These securities were purchased and are held in the ordinary course of business for the personal account of Bret D. Sanders.

(22) Don Sanders is the Chairman of Sanders Morris Harris Inc., which is a registered broker/dealer and is a member of the NASD. These securities were purchased and are held in the ordinary course of business for the investment retirement account held for the benefit of Don Sanders.

(23) These securities consist of 881,732 shares of Common Stock of the Registrant issuable upon the exercise of a warrant with an exercise price of $4.65 per share. The warrant has a term of 5 years, and vests and becomes exercisable in full on April 17, 2004. Ben T. Morris serves as President and Chief Executive Officer of Sanders Morris Harris Inc. and, in such capacity may be deemed to exercise voting and investment authority over the shares held by this selling shareholder. Additionally, Don Sanders serves as Chairman of Sanders Morris Harris Inc. and, in such capacity may also be deemed to exercise voting and investment authority over the shares held by this selling shareholder. Sanders Morris Harris Inc. is a registered broker/dealer and is a member of the NASD.

(24) Don Sanders, the Chief Investment Officer of Sanders Opportunity Fund, L.P., exercises voting and investment authority over the shares held by this selling shareholder. Don Sanders is the Chairman of Sanders Morris Harris Inc., which is a registered broker/dealer and is a member of the NASD. These securities were purchased and are held in the ordinary course of business for the account of Sanders Opportunity Fund, L.P.

(25) Don Sanders, the Chief Investment Officer of Sanders Opportunity Fund (Institutional), L.P., exercises voting and investment authority over the shares held by this selling shareholder. Don Sanders is the Chairman of Sanders Morris Harris Inc., which is a registered broker/dealer and is a member of the NASD. These securities were purchased and are held in the ordinary course of business for the account of Sanders Opportunity Fund (Institutional), L.P.

(26) The general partner of Sandor Capital Master Fund, L.P. is John S. Lemak. John S. Lemak is an affiliate of Williams Financial Group, which is an NASD member. These securities were purchased and are held in the ordinary course of business for the account of Sandor Capital Master Fund, L.P.

(27) Wilson Jaeggli, general partner of Southwell Partners, L.P., exercises voting and investment authority over the shares held by this selling shareholder.

(28) Reid Walker and G. Stacy Smith, members of WS Capital, LLC, the general partner of WS Capital Management, L.P., the agent and attorney-in-fact for Walker Smith Capital Master Fund, exercise voting and investment authority over the shares held by this selling shareholder.

(29) Reid Walker and G. Stacy Smith, members of WS Capital, LLC, the general partner of WS Capital Management, L.P., the agent and attorney-in-fact for Walker Smith Capital International Fund, Ltd., exercise voting and investment authority over the shares held by this selling shareholder.

(30) Don Weir is an employee of Sanders Morris Harris, Inc., a registered broker/dealer and member of the NASD. These securities were purchased and are held in the ordinary course of business for the investment retirement account for the benefit of Don Weir.

(31) Patrick J. Brosnahan, the general partner of Westpark Capital, L.P., exercises voting and investment authority over the shares held by this selling shareholder.

(32) The agent and attorney-in-fact for WS Opportunity Fund International, Ltd. is WS Ventures Management, L.P., of which the general partner is WSV Management, L.L.C. Patrick Walker is a member of WSV Management, L.L.C. Patrick P. Walker, Reid S. Walker and G. Stacy Smith exercise voting and investment authority over the shares held by this selling shareholder.

(33) The agent and attorney-in-fact for WS Opportunity Master Fund is WS Ventures Management, L.P., of which the general partner is WSV Management, L.L.C. Patrick Walker is a member of WSV Management, L.L.C. Patrick P. Walker, Reid S. Walker and G. Stacy Smith exercise voting and investment authority over the shares held by this selling shareholder.

                              PLAN OF DISTRIBUTION

         The shares of our common stock offered pursuant to this prospectus may be offered and sold from time to time by the selling shareholders listed in the preceding section, or their donees, transferees, pledgees or other successors in interest that receive such shares as a gift or other non-sale related transfer. These selling shareholders will act independently of us in making decisions with respect to the timing, manner and size of each sale.

         The selling shareholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling shareholders may use any one or more of the following methods when selling shares:

         o Ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

         o Block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

         o Purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

         o An exchange distribution in accordance with the rules of the applicable exchange;

         o        Privately negotiated transactions;

         o        Settlement of short sales;

         o Broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

         o        A combination of any such methods of sale; and

         o        Any other method permitted pursuant to applicable law.

         The selling shareholders may also sell shares under Rule 144 under the Securities Act of 1933, if available, rather than under this prospectus.

         Broker-dealers engaged by the selling shareholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling shareholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

         The selling shareholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus.

         The selling shareholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933 in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act of 1933. The selling shareholders have informed us that they do not have any agreement or understanding, directly or indirectly, with any person to distribute the common stock.

         We are required to pay all fees and expenses incident to the registration of the shares. We have agreed to indemnify the selling shareholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act of 1933.


                       WHERE YOU CAN FIND MORE INFORMATION

         We have filed a registration statement on Form S-3 with the SEC with respect to the common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules that are part of the registration statement. You may read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. We refer you to the registration statement and the exhibits and schedules thereto for further information with respect to us and our common stock. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from the SEC's website at www.sec.gov.

         We are subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934 and, in accordance with those requirements, will continue to file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC's public reference rooms and the SEC's website referred to above.

         The SEC allows us to "incorporate by reference" the information we file with the SEC, which means that we can disclose important information to you by referring to those documents. We incorporate by reference the documents listed below and any additional documents filed by us with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering of securities is terminated. The information we incorporate by reference is an important part of this prospectus, and any information that we file later with the SEC will automatically update and supersede this information.

         The documents we incorporate by reference are:

         1. Our Annual Report on Form 10-K for the year ended December 31, 2002 (File No. 000-26430);

         2. Our Amendment No. 1 to our Annual Report on Form 10-K for the year ended December 31, 2002, as filed on May 15, 2003 (File No. 000-26430)

         3. Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 (File No. 000-26430);

         4. Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 (File No. 000-26430);

         5. Our Current Report on Form 8-K as filed on April 4, 2003 (File No. 000-26430);

         6. Our Current Report on Form 8-K as filed on May 16, 2003 (File No. 000-26430);

         7. Our Current Report on Form 8-K as filed on July 10, 2003 (File No. 000-26430);

         8. Our Current Report on Form 8-K as filed on August 18, 2003 (File No. 000-26430);

         9. Our Current Report on Form 8-K as filed on October 27, 2003 (File No. 000-26430);

         10. The description of the Common Stock of the Registrant contained in the Registrant's Registration Statement on Form 8-A as filed on May 4, 1995 (File No. 000-26006), including any amendment or report filed for the purpose of updating such description; and

         11. All other reports filed by us pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 since December 31, 2002, including all such reports filed after the date of the initial registration statement and prior to effectiveness of the registration statement.

         You may request a copy of these filings, at no cost, by writing or calling us at Tarrant Apparel Group, 3151 East Washington Boulevard, Los Angeles, California 90023, telephone number (323) 780-8250, Attention: Patrick Chow.

         You should rely only on the information contained in this prospectus or any supplement and in the documents incorporated by reference above. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any supplement or in the documents incorporated by reference is accurate on any date other than the date on the front of those documents.


                                  LEGAL MATTERS

         Stubbs Alderton & Markiles, LLP, Encino, California, has rendered to Tarrant Apparel Group a legal opinion as to the validity of the common stock covered by this prospectus.


                                     EXPERTS

         The consolidated financial statements of the Tarrant Apparel Group appearing in Tarrant Apparel Group's Annual Report (Form 10-K) for the year ended December 31, 2002 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon and incorporated by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

--------------------------------------------------------------------------------

You should rely only on the information incorporated by reference or provided in this prospectus or any supplement to this prospectus. We have not authorized anyone else to provide you with different information. The selling shareholders should not make an offer of these shares in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement to this prospectus is accurate as of any date other than the date on the cover page of this prospectus or any supplement.

--------------------------------------------------------------------------------






                              --------------------


                              TARRANT APPAREL GROUP


                                   PROSPECTUS





                              --------------------

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The following table itemizes the expenses incurred by the Registrant in connection with the offering. All the amounts shown are estimates except the Securities and Exchange Commission registration fee.

Registration fee - Securities and Exchange Commission ............       $ 3,642
Legal Fees and Expenses ..........................................        15,000
Accounting Fees and Expenses .....................................        40,000
Miscellaneous Expenses ...........................................         2,500
                                                                         -------
     Total .......................................................       $61,142
                                                                         =======



ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The Registrant's Restated Articles of Incorporation and its Bylaws provide for the indemnification by the Registrant of each director, officer and employee of the Registrant to the fullest extent permitted under California Law, as the same exists or may hereafter be amended. Section 317 of the California General Corporation Law provides in relevant part that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful.

         In addition, Section 317 provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in the best interests of the corporation and its shareholders. No indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation in the performance of that person's duty to the corporation and its shareholders, unless and only to the extent that the court in which such action or suit is or was pending shall determine upon application that, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses and then only to the extent that the court shall determine. California law further provides that nothing in the above described provisions shall be deemed exclusive of any other rights to indemnification or advancement of expenses to which any person may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise.

         The Registrant has entered into separate but identical indemnity agreements (the "Indemnity Agreements") with each director of the Registrant and certain officers of the Registrant (the "Indemnitees"). Pursuant to the terms and conditions of the Indemnity Agreements, the Registrant indemnified each Indemnitee against any amounts which he or she becomes legally obligated to pay in connection with any claim against him or her based upon any action or inaction which he or she may commit, omit or suffer while acting in his or her capacity as a director and/or officer of the Registrant or its subsidiaries, provided, however, that Indemnitee acted in good faith and in a manner Indemnitee reasonably believed to be in or not opposed to the best interests of the Registrant and, with respect to any criminal action, had no reasonable cause to believe Indemnitee's Conduct was unlawful.

ITEM 16. EXHIBITS.

Exhibit
Number                                      Description
--------            ------------------------------------------------------------

4.1                 Specimen of Common Stock Certificate (1)
4.2 Certificate of Determination of Preferences, Rights and Limitations of Series A Convertible Preferred Stock (2)
5.1                 Opinion and Consent of Stubbs Alderton & Markiles, LLP
10.68+ Agreement for Purchase of Assets dated as of February 22, 1999, by and among Tarrant Mexico, S. de R.L. de C.V., Jamil Textil, S.A. de C.V., Inmobiliaria Cuadros, S.A. de C.V., Kamel Nacif and Irma Benavides Montes De Oca (3)
10.68.1 Final Agreement for Purchase of Assets dated as of April 18, 1999, by and among Tarrant Mexico, S. de R.L. de C.V., Jamil Textil, S.A. de C.V., Inmobiliaria Cuadros, S.A. de C.V., Kamel Nacif and Irma Benavides Montes De Oca (4)
10.72               Escrow Agreement, by and among the Company,  Tarrant Mexico,
                    S. de R.L. de C.V. and Jamil Textil, S.A. de C.V. dated as of April 1, 1999 (5)
10.72.1 Final Escrow Agreement dated as of May 24, 1999, by and among Tarrant Apparel Group, Tarrant Mexico, S. de R.L. de C.V., Jamil Textil, S.A. de C.V., Inmobiliaria Cuadros, S.A. de C.V., Kamel Nacif and Irma Benavides Montes De Oca (4)
10.118 Form of Subscription Agreement, by and among the Registrant and the Purchaser to be identified therein (2)
10.119 Registration Rights Agreement dated October 17, 2003, by and among the Registrant and Sanders Morris Harris Inc. as agent and attorney-in-fact for the Purchasers identified therein
                    (2)
10.120 Placement Agent Agreement dated October 13, 2003, by and among the Registrant and Sanders Morris Harris Inc. (2)
10.121 Common Stock Purchase Warrant dated October 17, 2003, by and between the Registrant and Sanders Morris Harris Inc. (2)
10.122 Form of Voting Agreement, by and between Sanders Morris Harris Inc. and the Shareholder to be identified therein
23.1                Consent of Ernst & Young LLP
23.2                Consent of Stubbs Alderton & Markiles, LLP (6)
24.1                Power of Attorney (7)
----------

+ All schedules and or exhibits have been omitted. Any omitted schedule or exhibit will be furnished supplementally to the Securities and Exchange Commission upon request.

(1) Filed as an exhibit to Amendment No. 1 to Registration Statement on Form S-1 filed with the Securities and Exchange Commission on July 15, 1995.

(2) Filed as an exhibit to the Company's Current Report on Form 8-K dated October 16, 2003.

(3) Filed as an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 1998.

(4) Filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999.

(5) Filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999.

(6)  Included in Exhibit 5.1.

(7)  Included on signature page.



ITEM 17. UNDERTAKINGS.

         The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

         (2) That, for the purpose of determining liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof; and

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of the appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         The undersigned hereby undertakes that:

         (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

         (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on October 30, 2003.

                                            TARRANT APPAREL GROUP

                                      By:             /S/ GERARD GUEZ
                                            ------------------------------------
                                                        Gerard Guez
                                                   Chairman of the Board

                                POWER OF ATTORNEY

         The undersigned directors and officers of Tarrant Apparel Group do hereby constitute and appoint Patrick Chow and Gerard Guez, and each of them, as his true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him and his name, place and stead, in any and all capacities, to sign any or all amendments (including post effective amendments) to this Registration Statement and a new Registration Statement filed pursuant to Rule 462(b) of the Securities Act of 1933 and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the foregoing, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates stated.

         SIGNATURE                        TITLE                       DATE
         ---------                        -----                       ----

/S/ GERARD GUEZ                 Chief Executive Officer         October 30, 2003
-------------------------       and Chairman of the Board
Gerard Guez                     of Directors

/S/ TODD KAY                    Vice Chairman of the Board      October 30, 2003
-------------------------       of Directors
Todd Kay

/S/ PATRICK CHOW                Chief Financial Officer,        October 30, 2003
-------------------------       Treasurer and Director
Patrick Chow                    (Principal Financial and
                                Accounting Officer)

/S/ BARRY AVED                  President and Director          October 30, 2003
-------------------------
Barry Aved

/S/ LARRY RUSS                  Director                        October 30, 2003
-------------------------
Larry Russ

/S/ STEPHANE FAROUZE            Director                        October 30, 2003
-------------------------
Stephane Farouze

/S/ MITCHELL SIMBAL             Director                        October 30, 2003
-------------------------
Mitchell Simbal

/S/ JOSEPH MIZRACHI             Director                        October 30, 2003
-------------------------
Joseph Mizrachi

/S/ MILTON KOFFMAN              Director                        October 30, 2003
-------------------------
Milton Koffman

                                      EX-1
                                  EXHIBIT INDEX

Exhibit
Number                                      Description
--------            ------------------------------------------------------------

4.1                 Specimen of Common Stock Certificate (1)
4.2 Certificate of Determination of Preferences, Rights and Limitations of Series A Convertible Preferred Stock (2)
5.1                 Opinion and Consent of Stubbs Alderton & Markiles, LLP
10.68+ Agreement for Purchase of Assets dated as of February 22, 1999, by and among Tarrant Mexico, S. de R.L. de C.V., Jamil Textil, S.A. de C.V., Inmobiliaria Cuadros, S.A. de C.V., Kamel Nacif and Irma Benavides Montes De Oca (3)
10.68.1 Final Agreement for Purchase of Assets dated as of April 18, 1999, by and among Tarrant Mexico, S. de R.L. de C.V., Jamil Textil, S.A. de C.V., Inmobiliaria Cuadros, S.A. de C.V., Kamel Nacif and Irma Benavides Montes De Oca (4)
10.72               Escrow Agreement, by and among the Company,  Tarrant Mexico,
                    S. de R.L. de C.V. and Jamil Textil, S.A. de C.V. dated as of April 1, 1999 (5)
10.72.1 Final Escrow Agreement dated as of May 24, 1999, by and among Tarrant Apparel Group, Tarrant Mexico, S. de R.L. de C.V., Jamil Textil, S.A. de C.V., Inmobiliaria Cuadros, S.A. de C.V., Kamel Nacif and Irma Benavides Montes De Oca (4)
10.118 Form of Subscription Agreement, by and among the Registrant and the Purchaser to be identified therein (2)
10.119 Registration Rights Agreement dated October 17, 2003, by and among the Registrant and Sanders Morris Harris Inc. as agent and attorney-in-fact for the Purchasers identified therein
                    (2)
10.120 Placement Agent Agreement dated October 13, 2003, by and among the Registrant and Sanders Morris Harris Inc. (2)
10.121 Common Stock Purchase Warrant dated October 17, 2003, by and between the Registrant and Sanders Morris Harris Inc. (2)
10.122 Form of Voting Agreement, by and between Sanders Morris Harris Inc. and the Shareholder to be identified therein
23.1                Consent of Ernst & Young LLP
23.2                Consent of Stubbs Alderton & Markiles, LLP (6)
24.1                Power of Attorney (7)
----------
+ All schedules and or exhibits have been omitted. Any omitted schedule or exhibit will be furnished supplementally to the Securities and Exchange Commission upon request.

(1) Filed as an exhibit to Amendment No. 1 to Registration Statement on Form S-1 filed with the Securities and Exchange Commission on July 15, 1995.

(2) Filed as an exhibit to the Company's Current Report on Form 8-K dated October 16, 2003.

(3) Filed as an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 1998.

(4) Filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999.

(5) Filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999.

(6)  Included in Exhibit 5.1.

(7)  Included on signature page.


                                      EX-1